EXHIBIT (a)(1)(vii)

CONFIRMATION OF REJECTION OF OPTIONS

To EMPLOYEE:

You previously received documentation relating to Thomson’s grant to you of new options under the September 22, 2004 Stock Option Plan (“New Options”) on condition that you agreed to the cancellation of all your options granted under the December 18, 2000 and/or October 12, 2001 Stock Option Plans (“Existing Options”). You either (a) signed and returned, and have not withdrawn, the Election Form which was included in that documentation, in which you elected to reject Thomson’s grant of those New Options and to retain all of your rights under all of your Existing Options, or (b)did not return the Election Form before the expiration of the offer. To the extent that you responded, you acknowledged that you have read, understood and agreed to all of the terms and conditions of this offer.

We therefore confirm that we have noted your decision to reject or not to accept the New Options you were granted under the September 22, 2004 Stock Option Plan and you are no longer entitled to them.

We also confirm that you continue to retain all of the rights under the Existing Options that you were granted under the December 18, 2000 and/or October 12, 2001 Stock Option Plans. The terms and conditions of the December 18, 2000 and/or October 12, 2001 Stock Option Plans with respect to your Existing Options will continue to apply.

Please retain this letter for your records and for the information of your financial and tax advisors.

Please contact Bella Jacquet at +33 1 4186 5203, Dominique Michal at +1 818 260 3864 or send an e-mail to stockopadmin@thomson.net if you have any questions.

Yours faithfully,